

May 7, 2013

Via E-mail
John M. Newell
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111

> **Re:** **Gleacher & Company, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2013 by MatlinPatterson FA Acquisition LLC et al.**
> **File No. 000-14140**

Dear Mr. Newell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1 – Election of Directors

1. We note the revisions made in response to prior comment 6. The revised disclosure, however, does not provide sufficient specification of the conditions under which shares will be voted for fewer than eight nominees. While we understand that MatlinPatterson currently expects to nominate at least five individuals, the number of nominees appears open to interpretation. MatlinPatterson could, for example, nominate any number of individuals up to eight. Neither the proxy statement nor the proxy card adequately describes the different nominating scenarios that could occur or the circumstances under which they could occur. Please revise. In addition, please revise to reasonably specify the conditions that must materialize in order to prevent the proxy holders from voting for all nominees for whom proxy authority is sought. See Rule 14a-4(e) of Regulation 14A.

2. We note the disclosures regarding discretionary authority included in response to prior comment 7. Notwithstanding these revisions, MatlinPatterson appears to seek authority to vote for five individuals while retaining the flexibility to vote for three additional

individuals in its discretion. Rule 14a-4(c) delineates the scope of discretionary authority conferred upon proxy holders with respect to proxies that they solicit. Please revise to remove the implication that MatlinPatterson will exercise discretion not conferred upon it by the rule. Otherwise, revise to separately seek discretionary authority to vote for the three additional individuals.

General

3.   We note that the acknowledgments contained on the last page of your response letter were provided by counsel. Please provide us with the written acknowledgements from each participant, or advise us why such acknowledgements were unattainable.

You may contact Michael Seaman at (202) 551-3366 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions